Exhibit 99

FROM:	Sun International
Paradise Island, The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL HOTELS LIMITED ANNOUNCES PLANS TO
CHANGE NAME TO KERZNER INTERNATIONAL LIMITED

PARADISE ISLAND, The Bahamas, May 20, 2002 – Sun International Hotels Limited (NYSE: SIH) today announced plans to change its corporate name to Kerzner International Limited. The Company anticipates finalizing the name change on or before July 1, 2002 at which time the Company’s stock, which currently trades on the New York Stock Exchange under the symbol “SIH”, will be listed under the new ticker symbol “KZL”. The name change is being implemented in accordance with agreements related to the restructuring of the Company’s major shareholder, Sun International Investments Limited, which were announced in July 2001. There will be no change in the Company’s management or worldwide operations as a result of the name change.

Sun International Hotels Limited is an international resort and gaming company that develops, operates or manages premier resorts and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company’s flagship property is Atlantis, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Inquires should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited, at 242-363-6016. For other information, visit www.sunint.com.